

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256



82-3470

4th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Consequent upon acquisition of 3,84,82,281 equity shares of Re.1/- each of Wimco Limited by Russell Credit Limited (a wholly-owned subsidiary of ITC Limited), the following companies have become subsidiaries of Russell Credit Limited (and consequently subsidiaries of ITC Limited) with effect from 1st July, 2005:

1) Wimco Limited
2) Wimco Boards Limited
3) Wimco Seedlings Limited
4) Pavan Poplar Limited
5) Prag Agro Farm Limited

This is for your information and record.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary



ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.